

June 21, 2016

Michael J. McCloskey
General Counsel
Real Goods Solar, Inc.
833 West South Boulder Road
Louisville, Colorado 80027

> **Re: Real Goods Solar, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 8, 2016**
> **File No. 333-211915**

Dear Mr. McCloskey:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please register the Units as well as the securities underlying the units (common stock and warrants) and include them in the fee table.

2. Similarly, please make sure your opinion covers the legality of the units and common stock under Colorado law, as well as the enforceability of the warrants under New York law.

Incorporation of Certain Documents by Reference, Page 15

3. We note you have elected to incorporate information by reference. However, we also note that you have been notified of your potential delisting by NasdaqCM. Please confirm to us that you are currently listed on NasdaqCM and confirm your understanding that if you become delisted, you will be considered a penny stock under section 3(a)(51)

of the Exchange Act and ineligible to incorporate by reference into your S-1. Please also confirm that you have not been a registrant for an offering of penny stock at any time during the last three years. See Instruction VII.D.1(c) of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551-3765 with any questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction